U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)(1)

1. Name of the Registrant:	New York Mercantile Exchange, Inc. (“NYMEX”)

2. Name of person relying on exemption:	Cataldo Capozza

3. Address of person relying on exemption:	3738 Rachel Lane
Naples, FL 34103-3725

4. Written materials:	The following materials are attached:

(a)          Letter from Mr. Capozza to the Shareholders of NYMEX.

CATALDO J. CAPOZZA
Naples, FL 34103-3752
(239) 261-2169
cjaycap@aol.com

November 30, 2005

TO THE SHAREHOLDERS OF NYMEX:

On November 29, 2005, my counsel, Wolf Haldenstein Adler Freeman & Herz LLP, on my behalf, served a demand to inspect the books and records of NYMEX Holdings, Inc., and the New York Mercantile Exchange, Inc., pursuant to Section 220 of the Delaware General Corporation Law. I have received an inquiry about the request. I have decided to file the demand as an amendment to my November 21, 2005, Letter to the Shareholders of NYMEX. The demand is enclosed.

Best regards,
Cataldo J. Capozza

cc:          Mark C. Rifkin, Esquire

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
FOUNDED 1888
270 MADISON AVENUE
NEW YORK, NY 10016
212-545-4600
Symphony Towers 750 B Street - Suite 2770 San Diego, CA 92101

Mark C. Rifkin 212-545-4762 Fax 212-686-0114 rifkin@whafh.com	625 North Flagler Drive West Palm Beach, FL 33401 Wolf Haldenstein Adler Freeman & Herz LLC 656 West Randolph Street, Suite 500W Chicago, IL 60661

November 29, 2005

VIA HAND DELIVERY

Christopher K. Bowen, Esquire
General Counsel and Chief Administrative Officer
NYMEX HOLDINGS, INC.
One North End Avenue, World Financial Center
New York, NY 10282-1101

Re:          Books and Records Demand

Dear Mr. Bowen:

This letter is written on behalf of Cataldo J. Capozza, who is the owner of common stock of NYMEX Holdings, Inc. (“NYMEX” or the “Company”). Mr. Capozza has owned such stock since NYMEX was de-mutualized in 2000, and he has been a member of the exchange for twenty years. Attached hereto as Exhibit A is a true and correct copy of the current list of NYMEX shareholders documenting Mr. Capozza’s beneficial ownership of NYMEX common stock. Attached hereto as Exhibit B is the special power of attorney authorizing me to act on Mr. Capozza’s behalf in connection with this Demand.

I hereby demand, pursuant to Section 220 of the Delaware General Corporation Law, that the Company produce for examination, inspection and copying by the undersigned, within five business days from the date of receipt hereof, during the usual hours of business, NYMEX’s books and business records identified in Exhibit C (the “Demand”). This Demand is for the period January 1, 2004, through the present except as otherwise specifically provided. The purpose of the Demand is to determine: (a) whether the consideration for the proposed sale of 10 percent of the equity of NYMEX to General Atlantic is fair and reasonable; (b) whether the directors gave adequate consideration to the proposed sale to General Atlantic or other alternative transactions; (c) whether the directors fulfilled their fiduciary duties in connection with the proposed sale to General Atlantic; (d) whether the proposed changes to the NYMEX bylaws and certificate of incorporation are in the best interest of the shareholders; (e) whether the directors fulfilled their fiduciary duties in connection with the proposed changes to the bylaws and certificate of incorporation as well as the proposed capital structure of NYMEX; (f) how management intends to distribute 208,160,000 shares of common and preferred stock; (g) management’s plan for the initial public offering of NYMEX securities; (h) whether the directors have fulfilled their fiduciary duties in connection with any planned or contemplated initial public offering of NYMEX securities; (i) what provision has been made to protect open outcry; and (j) what provision has been made for the continuation of NYMEX management or the terms of employment of the executive officers and directors of NYMEX.

Shareholder Capozza further requests that the Company respond to the Demand made herein within five business days from the date of receipt hereof to Mark C. Rifkin, Esquire, Wolf Haldenstein Adler Freeman & Herz LLP, 270 Madison Avenue, New York, NY 10016, advising when and where the examination, inspection, and copying of produced documents may be made. This Demand is made under oath.

Very truly yours,

s/
Mark C. Rifkin

Sworn to and Subscribed Before Me
This 29th day of November, 2005

s/ Michael Jaffe

Notary Public My Commission Expires:

Attachments.

[THIS DOCUMENT INTENTIONALLY OMITTED]

EXHIBIT A

SPECIAL POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that Cataldo J. Capozza, of Naples, Florida, does hereby make, constitute, and appoint Wolf Haldenstein Adler Freeman & Herz LLP, of New York, New York, and any person designated by them, to act as true and lawful attorney-in-fact for him, in his name, place, and stead, in all matters regarding the examination of the books and records of NYMEX Holdings, Inc., and New York Mercantile Exchange, Inc., and giving an granting unto said attorney-in-fact full power and authority to perform all and every act and thing whatsoever requisite, necessary, and proper to be done in and without the premises, as fully, to all intents and purposes as they might or could do, with full power of substitution and revocation, hereby ratifying and confirming all that his attorney or the substitute shall lawfully do or cause to be done.

IN WITNESS WHEREOF, I have hereto set my hand this 29th day of November, 2005.

s/

CATALDO J. CAPOZZA

ACNKOWLEDGEMENT

On this 29th day of November, 2005, before me, Cataldo Capozza, notary public, personally appeared Cataldo J. Capozza and proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument, he executed the instrument.

s/ Sarah J. Beaumont

Notary Public

EXHIBIT B

EXHIBIT C

DOCUMENTS REQUESTED

All documents relating to or addressing any one or more of the following:

1.          All documents constituting, evidencing, or relating to the offer from General Atlantic LLC and/or its investment funds (collectively “GA”) to acquire a portion of the equity of NYMEX Holdings, Inc. (together with the New York Mercantile Exchange, Inc., “NYMEX”), and all drafts thereof.

2.          All drafts and final copies of the Preliminary Proxy Statement filed by NYMEX with the Securities and Exchange Commission on or about November 23, 2005.

3.          Copies of the Preliminary Proxy Statement provided to and approved by the Board of Directors of NYMEX, or any director or committee thereof, on or before November 23, 2005.

4.          All documents constituting, evidencing, or relating to any resolution of the Board of Directors of NYMEX, or any member or committee thereof, concerning the GA Proposal or any transaction described in the Preliminary Proxy Statement filed by NYMEX with the Securities and Exchange Commission on or about November 23, 2005.

5.          All documents constituting, evidencing, or relating to the terms of the GA acquisition or any transaction described in the Preliminary Proxy Statement filed by NYMEX with the Securities and Exchange Commission on or about November 23, 2005, that were approved by the Board of Directors, or any member or committee thereof, on or before November 23, 2005.

6.          All documents constituting, evidencing, or relating to negotiations between GA and NYMEX regarding the terms and conditions of the proposed sale of a portion of the equity of NYMEX to GA (the “GA Proposal”).

7.          All documents evidencing or relating to consideration or approval by the NYMEX Board of Directors, or any member or committee thereof, of the GA Proposal.

8.          All documents constituting, evidencing, or relating to offers from other investors to acquire a portion of the equity of NYMEX or otherwise to invest in NYMEX.

9.          All documents constituting, evidencing, or relating to negotiations between NYMEX and any other investor regarding the terms and conditions of the proposed sale of a portion of the equity of NYMEX to or investment in NYMEX by each such other investor.

10.        All documents evidencing or relating to consideration or approval by the NYMEX Board of Directors, or any member or committee thereof, of any other investor’s proposed purchase of a portion of the equity of or investment in NYMEX.

11.        All documents constituting, evidencing, or relating to the engagement by the NYMEX Board of Directors, or any member or committee thereof, of any financial consultant or advisor concerning the GA Proposal or any offers from other investors to acquire a portion of the equity of NYMEX or otherwise to invest in NYMEX.

12.        All documents constituting, evidencing, or relating to any valuation or other estimate of the worth or value of the equity of NYMEX, or any fraction or portion of the equity of NYMEX, in a public or private sale given to or considered by the NYMEX Board of Directors or any member or committee thereof.

13.        All documents constituting, evidencing, or relating to a fairness opinion or other written report or representation by any financial consultant or concerning the GA Proposal or any offers from other investors to acquire a portion of the equity of NYMEX or otherwise to invest in NYMEX.

14.        All documents evidencing or relating to consideration of or approval by the NYMEX Board of Directors, or any member or committee thereof, relating to executive compensation for the previous six years.

15.        All documents evidencing or relating to consideration or approval by the NYMEX Board of Directors, or any member or committee thereof, relating to employment contracts for any NYMEX director or executive officer, including without limitation any agreement or understanding regarding such employment following the GA acquisition.

16.        All documents constituting, evidencing, or relating to communications between NYMEX and GA concerning who will serve as directors or executive officers of NYMEX following the GA acquisition.

17.        All documents constituting, evidencing, or relating to any consideration by the NYMEX Board of Directors, or any member or committee thereof, of an initial public offering of NYMEX securities.

18.        All documents constituting, evidencing, or relating to any communication between the NYMEX Board of Directors, or any member or committee thereof, and any investment banker, financial advisor, or other person concerning an initial public offering of NYMEX securities.

19.        All documents evidencing or relating to any planned or proposed amendment,

modification, or restatement of the certificate of incorporation of NYMEX, including the New Exchange Certificate of Incorporation.

20.        All documents evidencing or relating to any consideration by the NYMEX Board of Directors, or any member or committee thereof, of any planned or proposed amendment, modification, or restatement of the certificate of incorporation of NYMEX, including the New Exchange Certificate of Incorporation.

21.        All documents evidencing or relating to the protection of open outcry for some period of time in the future.

22.        All documents constituting, evidencing, or relating to the consideration or approval by the NYMEX Board of Directors, or any member or committee thereof, of any provision to protect open outcry for some period of time in the future.

23.        All documents evidencing or relating to any planned or proposed amendment, modification, or restatement of the bylaws of NYMEX, including the New Exchange Bylaws.

24.        All documents evidencing or relating to any consideration by the NYMEX Board of Directors, or any member or committee thereof, of any planned or proposed amendment, modification, or restatement of the bylaws of NYMEX, including the New Exchange Bylaws.

25.        All documents evidencing or relating to the creation, issuance, sale, or other disposition of newly-created Series A Cumulative Redeemable Convertible Preferred Stock.

26.        All documents constituting, evidencing, or relating to any consideration by the NYMEX Board of Directors, or any member or committee thereof, concerning the creation, issuance, sale, or other disposition of newly-created Series A Cumulative Redeemable Convertible Preferred Stock.

27.        All documents evidencing or relating to the effective 90,000-for-1 stock split.

28.        All other documents constituting, evidencing, or relating to any consideration by the NYMEX Board of Directors, or any member or committee thereof, concerning the effective 90,000-for-1 stock split.

29.        All documents evidencing or relating to the change in the capital structure of NYMEX.

30        All documents constituting, evidencing, or relating any consideration by the NYMEX Board of Directors, or any member or committee thereof, concerning the change in the capital structure of NYMEX.

31.        All documents concerning or relating to the actual, planned, or proposed sale, distribution, or other disposition of 200,000,000 shares of NYMEX common stock and 8,160,000 shares of NYMEX Series A Preferred Stock.

32.        All documents constituting, evidencing, or relating to any consideration by the NYMEX Board of Directors, or any member or committee thereof, concerning the actual, planned, or proposed sale, distribution, or other disposition of 200,000,000 shares of NYMEX common stock and 8,160,000 shares of NYMEX Series A Preferred Stock.

33.        All documents concerning or relating to the actual, planned, or proposed de-stapling of the NYMEX common stock from the Class A memberships in the exchange.

34.        All documents constituting, evidencing, or relating any consideration by the NYMEX Board of Directors, or any member or committee thereof, concerning the actual, planned, or proposed de-stapling of the NYMEX common stock from the Class A memberships in the exchange.

35.        Documents sufficient to identify which directors voted in favor of and which directors voted against the proposed transactions described in the preliminary proxy statement NYMEX filed with the SEC on or about November 23, 2005.

36.        All documents constituting, evidencing, or relating to any agreement between NYMEX and Vincent Viola concerning the GA Proposal or any other sale of all or a portion of the equity of NYMEX to a third-party, or the amendment, modification, or termination thereof.

37.        All documents constituting, evidencing, or relating to any agreement between NYMEX, GA, or any other person or entity (including Richard Schaeffer) concerning a finder’s fee or other compensation for the GA Proposal or any other sale of all or a portion of the equity of NYMEX to a third-party, or the amendment, modification, or termination thereof.

38.        All documents relating to GapStar, LLC, its business, or its involvement with the GA Proposal or any transaction described in the Preliminary Proxy Statement filed by NYMEX with the Securities and Exchange Commission on or about November 23, 2005.